Mail Stop 4561

March 20, 2008

VIA U.S. MAIL AND FAX (303) 839-5414

Cao Danmei
Chief Financial Officer
New Taohuayuan Culture Tourism Co., LTD.
1# Dongfeng Road
Xi'an Weiyang Tourism Development District
Xi'an, China

> **Re:** **New Taohuayuan Culture Tourism Co., LTD.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-52019**

Dear Cao Danmei:

We issued comments to you on the above captioned filing on November 27, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 3, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 3, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant